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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                      Under Securities Exchange Act of 1934


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                          AMERICAN MEDICAL ALERT CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    027904101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 23, 2002
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G


----------------------------------------                      ------------------
CUSIP NO. 027904101                                            Page 2 of 5 Pages
----------------------------------------                      ------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONs (entities only)

           Gregory Fortunoff
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION


           United States of America
----------------------- ------ -------------------------------------------------
                          5    SOLE VOTING POWER

      NUMBER OF                538,800
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         6    SHARED VOTING POWER
       OWNED BY
         EACH                  0
      REPORTING         ------ -------------------------------------------------
        PERSON            7    SOLE DISPOSITIVE POWER
         WITH
                               538,800
                        ------ -------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               0
---------- ---------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           538,800
---------- ---------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (See Instructions)                                                [ ]

---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.2%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (See Instructions)

           IN
---------- ---------------------------------------------------------------------




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ITEM 1(a).        NAME OF ISSUER:

                  American Medical Alert Corp., a New York corporation (the "Company").

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The principal executive office of the Company is located at 3265 Lawson Boulevard, Oceanside, New York 11572.

ITEM 2(a)         NAME AND ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
  and (b).        RESIDENCE:

                  Gregory Fortunoff
                  200 East 72nd Street
                  New York, NY 10021

ITEM 2(c).        CITIZENSHIP:

                  United States of America

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.01 par value per share (the "Common Stock")

ITEM 2(e).        CUSIP NUMBER:

                  027904101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP.

                  (a)   Amount beneficially owned: 538,800 shares of Common
                        Stock.

                  (b)   Percent of class: 7.2%*

                  (c)   Number of shares as to which such person has:

                        (i) Sole power to vote or to direct the vote: 538,800 shares.

                        (ii) Shared power to vote or to direct the vote: 0
                             shares.

                        (iii) Sole power to dispose or to direct the disposition
                             of: 538,800 shares.

                        (iv) Shared power to dispose or to direct the
                             disposition of: 0 shares.


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.


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                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
-------------------

* Based upon an aggregate of 7,470,649 shares of Common Stock outstanding as of November 8, 2002, as reported by the Company in its Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2002.





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 27, 2002



                                                     /s/ Gregory Fortunoff
                                                     ---------------------
                                                     Gregory Fortunoff